FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  A.      Notification of Interests in Shares


Release of Shares under Long Term Incentive Scheme (LTIS)

BG Group plc has today received notification from the following Executive Directors and Persons Discharging Managerial Responsibilities (PDMRs) that, on
5 September 2006, they became entitled to the Shares set out in the table below, as a result of the vesting of awards allocated to them under the rules of the LTIS on 5 September 2003. Based upon the performance criteria which applied to these awards, 75% of the original allocations have vested. In transferring these Shares to the beneficiaries below, the trustee of the LTIS has withheld the amount of Shares, referred to below, equivalent to the individual income tax and NI liability arising for each of the Executive Directors and PDMRs, to be settled by the Company through PAYE.

As a result of the above, the Executive Directors' and PDMRs' individual interests in the Shares of BG Group plc are as follows:

                                                                      Resulting
                      Number of       Number of          Shares      Beneficial
                         Shares          Shares     transferred     Interest in
                      vested on     withheld to              on       Shares on
                    5 September   cover tax and     6 September     6 September
                           2006    NI liability            2006            2006
Executive Directors
Frank Chapman           516,717         211,854         304,863         874,880
William Friedrich       412,055         168,943         243,112         619,485
Ashley Almanza          243,701          99,918         143,783         300,484
PDMRs
Charles Bland           115,890          47,515          68,375         171,385
Peter Duffy             118,465          48,571          69,894         172,345
Stuart Fysh              43,707          17,920          25,787         183,568
Martin Houston          140,040          57,417          82,623         256,392
Stefan Ricketts          30,594          12,544          18,050          32,703
Rick Waddell            129,300          47,130          82,170         133,241



                             B. TRANSACTION IN OWN SHARES

BG Group plc announces that it has today transferred 2,011,357 ordinary shares to participants of its Long Term Incentive Scheme, at the direction of the Trustee of the Scheme. The transferred shares were formerly held in Treasury.

Following the above transfer, BG Group plc holds 127,355,156 ordinary shares in Treasury and has a total of 3,425,112,036 ordinary shares (excluding shares held in Treasury) in issue.

6 September 2006

Website www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 9 September 2006                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary